SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 May 2023

PRUDENTIAL PLC BOARD UPDATE

As announced on 16 November 2022 and as disclosed in the Annual Report for the year ended 31 December 2022, Tom Watjen and Philip Remnant did not stand for re-election as Non-executive Directors of Prudential plc (Prudential), and retired from the Board with effect from the conclusion of today's Annual General Meeting. Jeremy Anderson succeeded Philip as Senior Independent Director at the same time.

Prudential also announces that George Sartorel will join the Remuneration Committee with immediate effect.

ENDS

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Regulatory disclosures
Prudential confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.  There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 May 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary